RODINIA MINERALS INC.
Suite 600 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6

Telephone: (604) 518-8294	Facsimile: (604) 688-9611

October 26, 2004

Cooper Minerals, Inc.
630 East Plumb Lane
Reno, Nevada
U.S.A. 895021
(Telephone:  (775) 323-5282)
(Facsimile:  (775) 323-3699)

Attention: Clive Ashworth

Dear Sirs:

Re:
Letter of Intent between Rodinia Minerals Inc. (the “Company”) and Cooper  Minerals, Inc. (“Cooper”) to enter into a formal Option Agreement for the  acquisition by the Company, through its wholly owned subsidiary Donnybrook  Platinum Resources Inc., a Wyoming corporation (“DPRI”), of a 100% interest,  subject only to a 3% Net Smelter Revenue royalty, in the Workman Creek Uranium  Deposit project comprised of the Lucky Stop #3 (BLM# AMC 349763) and WC2  (BLM# AMC 349804) unpatented lode mining claims located in Gila County,  Arizona (the “Vendors’ Claims”), together with the 31 staked claims more  particularly described in Schedule “A” attached hereto (the “Cooper Claims”) (the  Vendors’ Claims and the Cooper Claims are sometimes collectively referred to as  the “Claims”) together with the database of the Dripping Springs geological  uranium bearing unit, Gila County, Arizona in the possession of or controlled by  Cooper including, without limitation, the report in respect of the Claims prepared  by Dr. Joe Montgomery dated May 15, 2004 (the “Report”) (such database  including the Report referred to as the “Data”) (the Claims and the Data are  sometimes collectively referred to as the “Project”)

The purpose of this letter is to set out the intention of the Company and Cooper to enter into a formal option agreement which will provide for the acquisition by the Company, through DPRI, of a 100% interest in the Project. This letter is intended to assist the parties in moving forward in their negotiations and is intended to be a binding Letter of Intent (“LoI”) regarding the contemplated transactions until such time as a formal, binding option agreement is concluded.

1. Background Information and Representations

Cooper represents and warrants to the Company that:

(a)
Cooper has acquired and holds a valid and subsisting undivided 100% right, title and interest in and to the Vendors’ Claims pursuant to the terms of that certain Purchase and Royalty Agreement between Cooper, as Purchaser, and Noel Cousins and Steven Van Ert, as Vendors, attached hereto as Schedule “B” (the “Underlying Agreement”), subject only to the reservation of a 3% Net Smelter

Revenue (the “NSR”) royalty by the “Vendors” as more particularly described in that certain Quitclaim Deed and Reservation of Royalty Interest between the “Vendors” and Cooper attached hereto as Schedule “C” (the “QD&RRI”);

(b)	Cooper holds a valid and subsisting undivided 100% right, title and interest in and to the Cooper Claims subject only to the NSR;

(c)	Cooper has acquired and holds a valid and subsisting right to the Data;

(d)	the Report is in compliance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators; and

(e)
Cooper has agreed to grant an option to the Company to acquire a 100% right, title and interest in and to the Claims, subject only to the NSR, and in and to the Data, in consideration of cash payments totalling $135,000 to Cooper, a work program being carried out on the Claims aggregating US$2,000,000 over four years, the Company issuing an aggregate 2,500,000 of its Common Shares to the direction of Cooper and the Company assuming Cooper’s obligations under the Underlying Agreement including issuing warrants to purchase an aggregate 1,500,000 Common Shares of the Company to the “Vendors”, all as set forth herein;

and the Company represents and warrants to Cooper that:

(f)
the Company is a reporting issuer whose Common Shares trade on the NEX board of the TSX Venture Exchange (“TSXV”), is in good standing under the laws of the Province of British Columbia with respect to Annual Report filings, has an authorized share structure of 100,000,000 Common Shares without par value, and has a fully diluted share structure as set forth in Schedule “D” attached hereto.

2. Grant of Option

For $10 and other good and valuable consideration paid by the Company to Cooper, the receipt and sufficiency of which are hereby expressly acknowledged by Cooper, Cooper hereby gives and grants to the Company the sole and exclusive irrevocable right and option (the “Option”) to acquire, through DPRI, a 100% right, title and interest in and to the Claims, subject only to the NSR, and in and to the Data all on the terms and subject to the conditions set forth herein. To exercise the Option;

(a)	the following cash payments must be made at the times specified;

(i)
on execution of this LoI, $42,500 to Cooper, receipt of which is hereby acknowledged by Cooper, as reimbursement of 50% of the out-of-pocket expenses (“Expenses”) incurred by Cooper in connection with the Underlying Agreement ;

(ii)
on the earlier of (1) 60 days after the date of this LoI and (2) 5 business days after the acceptance by the TSXV of the Claims as a “Tier 1 Property” (as that term is contemplated in the policies of the TSXV) (the “Acceptance Date”), $42,500 to Cooper, as reimbursement of the balance of the Expenses;

(iii)	on the “Closing Date” (as that term is defined in paragraph 5 of this LoI), $50,000 to Cooper;

(b)
the funds necessary to initiate the preparatory work to carry out the first phase of the exploration program recommended in the Report must be advanced to Cooper upon receipt by the Company of an acceptable budget with respect to such preparatory work, and the balance of funds necessary to carry out the first phase of such exploration program (currently estimated to be $200,000) must be advanced to Cooper within 5 business days of receipt by the Company of copies of all permits required to permit the balance of such first phase to be carried out;

(c)
an aggregate US$2,000,000 in expenditures in connection with maintaining, exploring, developing or equipping any one or more of the Claims (or any additional properties covered by section 6 of the QD&RRI (“Additional Properties”)) for commercial production must be incurred as follows:

(i)	on or before the first anniversary of the date of this LoI, not less than an aggregate US$350,000;

(ii)	on or before the second anniversary of the date of this LoI, not less than an aggregate US$850,000;

(iii)	on or before the third anniversary of the date of this LoI, not less than an aggregate US$1,400,000;

(iv)	on or before the fourth anniversary of the date of this LoI, not less than an aggregate US$2,000,000;

provided, that, until the earlier of (1) a minimum aggregate US$1 million of such expenditures has been incurred in respect of the Claims and (2) a bankable feasibility study has been received in respect of the Claims, such expenditures will only be incurred in respect of the Claims.

(d)	on the Closing Date, 2,500,000 of the Company’s Common Shares must be issued to the direction of Cooper ;

(e)
on the Closing Date, the Company must accept the subscription (at a subscription price of $10), by way of private placement subscription agreement in standard form executed by the “Vendors”, for, and issue to the “Vendors”, non- transferable share purchase warrants (the “Warrants”) entitling the purchase by each of the two “Vendors” of 750,000 Common Shares of the Company at a price per share equal to the greater of (1) $0.01 in excess of the closing price of the Company’s shares on the TSXV on the day prior to the announcement of a “Transaction” (as that term is defined in the Underlying Agreement), and (2) the price of any financing completed by the Company concurrently with the Transaction, exercisable for a period of 5 years from the Closing Date; and

(f)	on the Closing Date, all of Cooper’s obligations under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

3. Option Only

The Company and Cooper acknowledge that:

(a)
this LoI and the Definitive Agreement constitute an option only and that the doing of any work, issuing of any shares or share purchase warrants or making of any payments shall not obligate the Company to do any further acts or make any further payments;

(b)
notwithstanding paragraph (a), if the Option is terminated prior to its exercise, Cooper can elect by notice in writing to the Company to acquire all or any part of the Additional Properties (each, an “Elected Property”)_ in consideration for reimbursement of any staking costs incurred by the Company in acquiring the Elected Properties; provided that, in the event the TSXV accepts the Claims as a “Tier 1 Property” but advises the Company in writing that the TSXV does not accept the Company’s “graduation to Tier 1” (the “Notification Date”), the Company shall have a period of 3 months from the Notification Date to resolve the issue that, under the policies of the TSXV, only Tier 1 issuers are permitted to issue Warrants that are exercisable for a period of 5 years, before the Company is required to release any interest the Company has in the Claims and Data and transfer any Elected Properties.

4. Definitive Agreement

The Company and Cooper agree that they will diligently and in good faith negotiate a definitive option agreement (the “Definitive Agreement”) incorporating the principal terms of the transactions contemplated herein and, in addition, such other terms and provisions of a more detailed nature as the Company and Cooper may agree upon. In the Definitive Agreement, in addition to the representations and warranties contemplated in section 6 of this LoI, each of the Company and Cooper will make such representations and warranties as are customary in transactions of this nature, including, without limitation, representations as to each party’s power, authority and standing to engage in the contemplated transactions; the absence of material pending or threatened litigation and liabilities (contingent or otherwise and including environmental liabilities) affecting the Claims or Data; and the accuracy in all material respects of the information, contracts and other materials furnished by either of them to the other. All representations and warranties will survive the closing of the transactions contemplated herein and any and all investigations at any time made by or on behalf of either of them. The Company and Cooper confirm their mutual intention to conclude and execute the Definitive Agreement within 60 days of the Acceptance Date.

5. Conditions

Closing of the transactions contemplated hereby (the “Closing”) shall be subject to the following conditions precedent, all of which must either be fulfilled or waived by both the Company and Cooper:

(a)	approval of the Board of Directors of the Company to the terms of the transactions contemplated herein;

(b)	receipt of TSXV acceptance for filing of this LoI;

(c)	receipt of TSXV acceptance for filing of the Claims as a “Tier 1 Property”;

(d)	receipt of TSXV acceptance for filing of the Company’s “graduation to Tier 1” on the TSXV (as that term is contemplated in the policies of the TSXV); and

(e)
receipt of a discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the direction of Cooper in circumstances where the Claims are being acquired by DPRI.

The Closing shall occur on the day (the “Closing Date”) that is five business days after the date upon which the last of these conditions precedent is fulfilled or waived by both the Company and Cooper.

6. Further Representations and Warranties

Cooper hereby and at the Closing represents and warrants that:

(a)
Cooper is, subject to the paramount rights of the United States and to the NSR, the owner of an undivided 100% legal and beneficial right, title and interest in and to the Cooper Claims and of an undivided 100% legal right, title and interest in and to the Vendors’ Claims;

(b)
the Claims are free and clear of any encumbrances, liens or charges and neither Cooper nor any of its predecessors in interest or title have done anything whereby the Claims may be encumbered and there are no environmental claims made or alleged involving the Claims;

(c)
the Claims are in good standing under all applicable laws and regulations and all assessment work or claim maintenance fees required by applicable law has been performed and filed and all taxes have been paid;

(d)	the Claims have been properly located and staked and recorded in compliance with the laws of the jurisdiction in which they are situated, and there are no disputes over title to the Claims;

(e)
the Underlying Agreement and the QD&RRI are in good standing, Cooper has done nothing to impair the enforceability thereof against the “Vendors” and it has the absolute right and authority to enter into this LoI and to dispose of 100% of its right, title and interest in and to the Claims to the Company;

(f)
there are no outstanding agreements or options to acquire or purchase the Claims or Data or any portion thereof or interest therein and, except for the NSR, no person holds any royalty or other interest whatsoever in production or profits from the Claims or any portion thereof;

(g)	Cooper shall indemnify and save harmless the Company from and against all suits, claims, demands, losses and expenses that directly arise from Cooper’s activities on the Claims; and

(h)
all available data (both relating to exploration and the interpretive results of exploration) and sampling relating to the Claims in the possession of or controlled by the “Vendors” or Cooper has been delivered to the Purchaser.

The representations and warranties herein shall apply to all assignments, conveyances, transfers and documents delivered in connection with this LoI or the Definitive Agreement and there shall be no merger of any representations and warranties in such assignments, conveyances, transfers and documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. The Company shall have the right to waive any representation and warranty made by Cooper in the Company’s favour without prejudice to any of its recourses with respect to any other breach by Cooper. All of the representations and warranties contained in this Agreement shall survive the Closing.

7. Security

The Company and Cooper agree that, upon execution of this LoI, Cooper shall execute and deliver into escrow with the Company’s counsel, with instructions to record the same in the official records of Gila County immediately after Closing and to file a copy thereof with the Arizona State Office of the Bureau of Land Management as a Notice of Transfer of Interest not more than 60 days after the Closing Date, a quit claim deed or such other documents as the Company may reasonably require transferring 100% of Cooper’s right, title and interest in and to the Claims to the Company, subject only to the NSR and the reservation of Cooper’s right under the QD&RRI to reduce the NSR, which deed and reservation of right shall be substantially in the form of the Quitclaim Deed and Reservation of Right attached hereto as Appendix “A”. The Company and Cooper further agree that, immediately after execution of this LoI, the Company shall be entitled to record a “Memorandum” of this LoI in the office of the County Recorder for the jurisdiction in which the Claims are located.

8. Confidentiality

Pending completion of the Definitive Agreement, each of the Company and Cooper agrees that it will keep and maintain confidential any and all non public information about the other obtained from the other by it, its agents and legal counsel, and will not make any use of such information other than for its evaluation of the transaction contemplated herein. Nothing herein shall prevent the Company from making a public announcement of the transactions contemplated by this LoI in compliance with applicable securities laws or stock exchange requirements.

9. Expenses

Each of the Company and Cooper shall bear its own expenses in connection with this LoI and the transactions contemplated by this LoI.

10. Stand-Still

Commencing immediately, each of the Company and Cooper and their respective agents will not, nor will they permit any of their respective officers, employees or agents (including and without limitation, investment bankers, lawyers and accountants) directly or indirectly to, solicit, discuss, encourage or accept any offer for the acquisition of the Claims or Data or any interest therein whether as a primary or backup offer or take any action with the intention or reasonably foreseeable effect of leading to such commitment or agreement.

11. Currency

All dollar amounts referred to herein are expressed in Canadian dollars unless otherwise indicated.

12. Choice of Law

Except for matters related to title to the Claims, which shall be governed by the laws of the jurisdiction in which the Claims are located, this LoI and all matters arising under it shall be governed by and construed in accordance with the laws of the Province of British Columbia and each of the Company and Cooper hereby irrevocably attorn to the exclusive jurisdiction of the Supreme Court of such Province.

This LoI is intended to be a binding agreement between the Company and Cooper regarding the contemplated transactions until such time as the Definitive Agreement is executed and delivered by each of them. The Company and Cooper agree that the rights and obligations between them shall be as set forth herein until such time as the Definitive Agreement is executed and delivered by each of them. Upon such event, the Company’s and Cooper’s respective legal rights and obligations will then be only those set forth in the Definitive Agreement.

13. Enurement

This LoI and the Definitive Agreement shall enure to the benefit of and be binding upon Cooper and the Company and their respective successors and permitted assigns. Until the Closing Date, no party (the “Selling Party”) shall sell, transfer or assign all or any portion of its interest or rights under this LoI or the Definitive Agreement without the prior consent in writing, within 30 days of receipt of notice thereof, of the other party, such consent not to be unreasonably withheld, and the failure to notify the Selling Party within the said 30 days that such consent has been withheld shall be deemed to constitute the consent of the other party. Before the completion of any sale, transfer or assignment by any party of its interests or rights or any portion thereof under this LoI or the Definitive Agreement, the Selling Party shall require the proposed acquirer to enter into an agreement with the party not selling, transferring or assigning on the same terms and conditions as set out in this LoI or the Definitive Agreement, as the case may be.

14. Force Majeure

14.1 No party will be liable for its failure to perform any of its obligations under this LoI or the Definitive Agreement due to a cause beyond its reasonable control including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each, an "Intervening Event").

14.2 All time limits imposed by this LoI or the Definitive Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

14.3 A party relying on the provisions of Section 14.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this LoI or the Definitive Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this LoI or the Definitive Agreement if an Intervening Event renders completion impossible.

15. Default

If a party (the "Defaulting Party") is in default of any requirement herein set forth, the party affected by such default (the "Non-Defaulting Party") shall give written notice to all other parties within sixty (60) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this LoI or the Definitive Agreement, nor shall this LoI or the Definitive Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this LoI or the Definitive Agreement, or otherwise hereunder as a result of such default, unless within sixty (60) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

16. Severability

If any one or more of the provisions contained in this LoI or the Definitive Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

17. Amendment

17.1 This LoI may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

18. Entire Agreement

18.1 This LoI constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

If the foregoing accurately sets forth your understanding in this regard, please date, sign and return the enclosed copy of this LoI to the undersigned.

Yours sincerely,

RODINIA MINERALS INC.

Per:	________________________________
Authorized Signatory

ACKNOWLEDGED AND ACCEPTED
BY COOPER MINERALS, INC.
this ____ day of ____________ , 2004.

Per:	________________________________
Authorized Signatory

Schedule “A”

Schedule “B”

Schedule “C”

Schedule “D”

Corporate Structure

Prior to Acquisition

	Shares O/S	Fully Diluted
Shares	5,421,995
Warrants		1,800,000
Options		448,360
Current P.P.
Warrants		824,000
Debt		506,000
Warrants		506,000
Total	5,421,995	4,084,360

Acquisition
Shares	2,500,000
Warrants		1,500,000
Total O/S after acquisition	7,921,995	5,584,360

Fully diluted after acquisition		13,506,355

Appendix “A”

After recording, return to:

QUITCLAIM DEED
AND RESERVATION OF RIGHT

       FOR AND IN CONSIDERATION of the promises made under the terms of that certain Letter of Intent made and entered into as of the 26th day of October, 2004 (the “Effective Date”), COOPER MINERALS, INC., a Nevada Corporation, whose address is c/o Laub & Laub, 630 E. Plumb Lane, Reno, Nevada 89502 (“Grantor”), does hereby quitclaim unto DONNYBROOK PLATINUM RESOURCES INC., a Wyoming Corporation, whose address is c/o Rodinia Minerals Inc., Suite 600 – 580 Hornby Street, Vancouver, B.C., Canada V6C 3B6 (“Grantee”), all of Grantor’s right, title and interest in and to:

(a)
the following unpatented lode mining claims located in Gila County, Arizona (the “Claims”), the location notices of which are of record in the official records of Gila County and in the Arizona State Office of the Bureau of Land Management as follows:

Name of Claim	Gila County Recording	BLM Serial Number
Lucky Stop #3	Fee # 1998 2211	A MC 349763
WC2	Fee # 1998 3436	A MC 349804

and

(b)
those certain unpatented mining claims of Grantor situated in the Sierra Ancha Mining District, Gila County, Arizona, the names of which and the place of record of the location notices thereof in the official records of the said County and the Arizona State Office of the Bureau of Land Management are as set forth in Exhibit “A” attached hereto and incorporated herein by this reference

       EXCEPTING AND RESERVING UNTO THE GRANTOR the Grantor’s right under that certain Quitclaim Deed and Reservation of Royalty Interest made in favour of Grantor by Noel Cousins and Steven Van Ert, as grantees, (the “Underlying Vendors”) which is of record in Instrument Number 2004-014254 of the Recorder of Gila Gounty, Arizona (the “QD&RRI”) to reduce the “Royalty” reserved by the Underlying Vendors in respect of the Claims from 3% to 1.5% as defined and provided for in the QD&RRI.

The Right reserved herein shall be subject to the following:

1. Inurement

       The Right reserved herein shall run with the land and be binding on all subsequent owners of the Claims, including any amendments, relocations, patents of the same or additional or alternative rights to mine as may be conferred by any changes in the mineral laws of the United States.

2. Notices

       All notices required or permitted to be given hereunder shall be given in writing and shall be sent by the parties by registered or certified mail, telex, facsimile transmission or by express delivery services to the address set forth in the identification of the parties in the headings of this Quitclaim Deed or to such other address as either party may later designate by like notice to the other. All notices required or permitted to be given hereunder shall be deemed to have been given upon the earliest of (1) actual receipt, (2) acknowledgment in any form of receipt of telex or facsimile transmission, (3) the business day next following deposit with an express delivery service, properly addressed, or (4) seventy-two (72) hours after deposit with the U.S. Mails, properly addressed with postage prepaid.

3. Assignments by Grantor

       Grantor may transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to the Right reserved hereunder; provided, however, that Grantee shall have a first right of refusal in respect of any proposed transfer of the Right by Grantor, such first right of refusal to be exercisable within thirty (30) days of receipt of notice thereof by Grantee.

4. Interpretation

       (a) Governing Law; Venue. The provisions and interpretation of this Quitclaim Deed shall be governed by the laws of the State of Arizona without regard to conflicts of laws principles. Any dispute concerning this Quitclaim Deed shall be adjudicated in either the state or federal courts in and for the State of Arizona.

       (b) Invalidity of Provisions. If any term or other provision of this Quitclaim Deed is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Quitclaim Deed shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Quitclaim Deed so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, the Grantor has executed and delivered this Quitclaim Deed and Reservation of Right as of the Effective Date.

GRANTOR:

COOPER MINERALS, INC.

By: __________________________________

       The undersigned Grantee hereby accepts this Quitclaim Deed and the Reservation of Right made herein.

GRANTEE:

DONNYBROOK PLATINUM
RESOURCES INC.

By: __________________________________

PROVINCE OF BRITISH COLUMBIA	)
	)	ss.
)

       The foregoing instrument was acknowledged before me this ______ day of __________ , 2004, by _____________________ , the ___________________ of COOPER MINERALS, INC., a Nevada corporation, for and on behalf of the corporation.

_____________________________________
A Notary Public in British Columbia

PROVINCE OF BRITISH COLUMBIA	)
	)	ss.
)

       The foregoing instrument was acknowledged before me this ______ day of __________ , 2004, by _____________________ , the ___________________ of DONNYBROOK PLATINUM RESOURCES INC., a Wyoming corporation, for and on behalf of the corporation.

_____________________________________
A Notary Public in British Columbia

Telephone: (604) 518-8294 Facsimile: (604) 688-9611

February 11, 2005

Attention: Clive Ashworth

Dear Sirs:

Re: Letter of Intent

We refer to that certain letter of intent dated October 26, 2004 made between Rodinia Minerals Inc. (the "Company") and Cooper Minerals, Inc. ("Cooper"), (the "LoI") in respect of the "Project" (as that term is defined in the LoI) and to our mutual agreement to amend the LoI as hereinafter provided.

For valuable consideration, the receipt and sufficiency of which are expressly acknowledged by each of us, Cooper and the Company hereby agree that the LoI is hereby amended by:

1) deleting the words "either" and "or waived by both the Company and Cooper" where they appear in the second line of the first paragraph of section 5 of the LoI; and

2) deleting the words "or waived by both the Company and Cooper" where they appear in the second line of the last paragraph of section 5 of the LoI.

In all other respects, the LoI, except as amended hereby, is confirmed.

Please indicate your agreement with the amendments to the LoI set forth herein by signing and returning this amending letter to the undersigned.

Yours sincerely,

RODINIA MINERALS INC.

Per: ______________________
Authorized Signatory

ACKNOWLEDGED AND ACCEPTED BY COOPER MINERALS, INC. this 11th day of February, 2005.

Per: ______________________
Authorized Signatory